PRESS RELEASE

TSX-V: KGN

EXPLORATION CORE DRILLING PROGRAM SIGNIFICANTLY EXPANDS
RESOURCE POTENTIAL AT ESAASE GOLD PROJECT

Keegan is pleased to release the results of two exploratory core holes drilled 120 and 270 meters west of reverse circulation (RC) hole 27, which is the furthest southern and western of Keegan's assayed RC holes (see February 27 news release and new drill plan map at www.keeganresources.com). Both holes were drilled in an eastern direction, core hole 31 is located 120 meters west of RC hole 27 and intersected 36 meters of 1.12 g/t Au and 37 meters of 1.00 g/t Au. Core hole 32, the furthest step out hole in a down dip direction to-date and located 285 meters west of RC hole 27 intersected 30 meters of 2.12 g/t Au and 120 meters of 0.98 g/t Au. These two new exploratory core holes increase the extent of potential ore grade mineralization down dip from an average of 200 meters as seen in the closely spaced RC holes assayed to-date to almost 600 meters. These results confirm a moderate westerly dip to multiple zones of gold mineralization. The west dip coincides with favorable topography that falls off steeply to the west suggesting the possibility of the development of resources that could have the potential to be mined in a large low cost open pit operation.

Indications from drilling to-date at Esaase by Keegan consistently suggest a marked increase in gold grade with the larger RC samples compared with the smaller, split core samples. Keegan has drilled additional close spaced RC drill holes in this area (assays pending) and plans to deepen the existing holes to confirm the marked expansion of width to the system as indicated by the 120 meters of 0.98 g/t Au intersected in core hole 32.

Keegan plans to follow up on this exceptional development with its continued RC drilling delineation program already underway at site. Keegan has 27 completed RC holes currently pending assay which test the west dip extension of the resource as well as the southern extension along strike. Keegan is also waiting for assays from various exploratory core holes primarily testing the strike in both directions from the main zone.

Table 1. Gold Intercepts from Keegan's Esaase Core Program

Hole ID	From	To	Width	Grade
KEDD6031	92	128	36	1.12
KEDD6031	213	219	6	0.70
KEDD6031	231	268	37	1.00
KEDD6032	155	185	30	2.12
including	161	162	1	11.56
and	163	164	1	12.12
and	182	183	1	23.39
KEDD6032	261	277	16	1.00
KEDD6032	291	411	120	0.98
including	301	302	1	24.41
and	382	383	1	13.50

Dan McCoy, President and CEO of Keegan states: "These results add significant expansion to a gold system that was already rapidly developing size, grade and continuity."

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. All core samples are carefully measured, logged and split on site and assayed using standard 50 gram fire assay with atomic absorption finish by Transworld Laboratories (GH) Ltd. in Tarkwa, Ghana. QA/QC programs using internal and external standard samples, reassays, and blanks indicate good accuracy and precision in a large majority of standards assayed. Keegan has begun a series of assay retests and will also check for nugget effect using bottle roll leach tests. A preliminary metallurgical program is being designed.

Intercepts were calculated using a minimum of a 0.2 g/t cut off at beginning and end of the intercept and allowing for no more than five consecutive samples (five meters) of less than 0.3 g/t within the intercept. All internal intercepts above 10 g/t Au are reported. Intercepts of less than 5 meters or less than 0.5 g/t Au were not reported.

About Keegan Resources Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality, pure gold assets. The Company owns the right to earn 90% of its flagship Esaase and has full private ownership of its (Asumura gold projects located in Ghana, West Africa. Keegan is managed by professional and experienced board members and advisors through which Keegan efficiently executes its project development plans. Keegan is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX-VEN under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board

Dan McCoy, Ph.D.

President & CEO

For more information please visit the company website at

http://www.keeganresources.com or contact investor relations at

604-683-8193 or info@keeganresources.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.